DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR December 17, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    December 16, 2004

3.  Press Release
    -------------

    December 16, 2004

4.  Summary of Material Change
    --------------------------

December 16, 2004 (Vancouver BC) - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has contracted Tecna P y O SA (Tecna) for the design and development of a 200 tonnes per day modular plant. This design will represent a 100% increase in capacity when compared to the West Lorne Co-generation project. Currently being commissioned, DynaMotive's West Lorne Co-generation project is the largest BioOil to electricity project in the world.

The design contracted with Tecna calls for a plant capable of processing 200 tonnes per day of dry biomass that is capable of producing 140 tonnes of BioOil and 40 tonnes of char per day (equivalent in energy to 440 barrels of hydrocarbon oil per day). The contract marks a further milestone in DynaMotive's scale-up and commercial strategy.

DynaMotive expects to deploy the design internationally with the Company confirming that it is currently evaluating projects that would be capable of utilizing this design in Canada, Europe and Latin America.

DynaMotive with Tecna, aim to achieve flexibility with the detailed design allowing for the manufacturing of plants in multiple global locations. This will enable DynaMotive to achieve the competitive advantage and flexibility of "design-anywhere, build-anywhere" abilities.

The conceptual engineering process is planned to be complete by March 2005 with fabrication of a first 200 tonnes per day plant to be launched soon thereafter.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 16th day of December, 2004


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman













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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - Dec 16, 2004

             Modular Design for 200 tonnes per day Pyrolysis Plant
                         Services Contracted with TECNA

December 16, 2004 (Vancouver BC) - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has contracted Tecna P y O SA (Tecna) for the design and development of a 200 tonnes per day modular plant. This design will represent a 100% increase in capacity when compared to the West Lorne Co-generation project. Currently being commissioned, DynaMotive's West Lorne Co-generation project is the largest BioOil to electricity project in the world.

The design contracted with Tecna calls for a plant capable of processing 200 tonnes per day of dry biomass that is capable of producing 140 tonnes of BioOil and 40 tonnes of char per day (equivalent in energy to 440 barrels of hydrocarbon oil per day). The contract marks a further milestone in DynaMotive's scale-up and commercial strategy.

DynaMotive expects to deploy the design internationally with the Company confirming that it is currently evaluating projects that would be capable of utilizing this design in Canada, Europe and Latin America.

DynaMotive with Tecna, aim to achieve flexibility with the detailed design allowing for the manufacturing of plants in multiple global locations. This will enable DynaMotive to achieve the competitive advantage and flexibility of "design-anywhere, build-anywhere" abilities.

The conceptual engineering process is planned to be complete by March 2005 with fabrication of a first 200 tonnes per day plant to be launched soon thereafter.

The major deliverables under the agreement include:

   - Conceptual design for the 200 tpd plant including design codes and product specifications
   - Equipment and instrument data sheets - process data
   - Project diagrams, plan and construction schedule

Tecna participated in the development of DynaMotive's pilot plant, which successfully operated at DynaMotive's research facility in Vancouver during 2002 and 2003. Tecna also contributed in the development of process control systems at the 100 tonnes per day co-generation plant currently being commissioned at West Lorne.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com


Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission